Ohio Limited Maturity Municipals Fund


Special Meeting of Shareholders

The Fund held a Special Meeting of Shareholders on
September 25, 2009. The following action was taken by the shareholders:

Item 1:

To approve the Agreement and Plan of
Reorganization to convert shares of the Fund into corresponding shares of Eaton Vance National
Limited Maturity Municipals Fund:


Number of Shares
				    For
	Against		Abstain

				953,681
	138,078		44,391